News Release

Stantec-Populous-S2 Team selected as Primary Consultants for the BMO

Centre Expansion

The $500-million project will serve as a catalyst of Calgary’s Rivers District development

EDMONTON, AB; NEW YORK, NY (May 23, 2019) TSX, NYSE:STN

The Calgary Municipal Land Corporation (CMLC) and the Calgary Stampede have selected Stantec, Populous, and S2 to serve as the primary consultants for the $500-million BMO Centre expansion project in Calgary, Alberta. The project is part of a large-scale enhancement to Calgary’s iconic Stampede Park, and will spark development of Calgary’s emerging Culture & Entertainment District.

Stantec will act as the Calgary-based prime consultant and Architect of Record (AOR), Populous will be the architectural design lead, and S2 Architecture will lead the construction administration team. Stantec will also provide mechanical engineering, electrical engineering, and other specialty consulting services for the project.

“The BMO Centre Expansion project is the key pillar to transforming east Victoria Park within Calgary’s Rivers District,” says Léo Lejeune, senior principal at Stantec. “Stantec took great pride in helping CMLC usher in a new era in the Rivers District by designing and implementing the well-loved, award-winning Jack & Jean Leslie RiverWalk™ along the Bow River. Urban connectivity and community activation have always been important parts of our design approach, and we bring this same perspective to the BMO Centre expansion project.”

Establishing an International Destination

The expansion project will transform the BMO Centre into a modern and international-ready venue. BMO Centre has been Calgary’s premier venue for consumer and trade shows, special events, meetings, and conferences since its opening in 1982. Two previous expansions have allowed it to hold its own among the region’s meeting and convention venues and this latest expansion—the design of which is set to begin—will position the facility to compete with top-tier global convention centres.

“We’ve always been about community building, and this project is a perfect driver for the Culture & Entertainment District,” says Michael Brown, President and CEO, CMLC. “The BMO Centre expansion is a transformational project that will make significant direct and indirect contributions to the growing energy and excitement in east Victoria Park. It’s a signal to the world that Calgary is coming into its own as a first-class destination for international visitors. The Calgary Stampede is a wonderfully supportive and gracious partner in giving CMLC the honour of delivering the city’s top-tier convention centre it deserves.”

A key component of the redevelopment of downtown Calgary’s east end and BMO Centre expansion is the shared vision of CMLC, the Calgary Stampede, and the City of Calgary to diversify Calgary’s economy by developing trade and tourism within the region. The expanded BMO Centre will enable Calgary to compete for major international meetings and conventions—which will add jobs, inject new energy, and help catalyze the transformation of downtown Calgary’s east end into the city’s new Culture & Entertainment District.

A Highly Experienced Collaboration

After receiving 12 proposals from firms across the globe, CMLC and the Calgary Stampede selected the Stantec- Populous-S2 team. This team has extensive international experience in convention centre design, intimate understanding of the building requirements and the local area, and a strong sense of how the centre fits into and enhances the local community. Stantec has recently upgraded two associated Major League Baseball (MLB) facilities, Wrigleyville in Chicago and McGregor Square in Denver. Populous brings experience from designs like ICC Sydney, San Antonio Convention Center and the Anaheim Convention Center. S2 has delivered a creative corporate campus in Calgary.

“The collective experience and strength of this team is a testament to the importance of the BMO Centre expansion for Calgary,” says Dana Peers, President & Chairman of the Board of the Calgary Stampede. “The team at Stantec, Populous, and S2 Architecture offer un-paralleled expertise in not only the building’s design, but how it will interact and integrate with the surrounding community and Stampede Park. After years of planning, it is very exciting to bring this team on board to realize our vision.”

Chosen for their complementary expertise — Stantec’s global involvement in transformational community projects, Populous’ innovative practices in international convention centre design, and S2’s local experience in projects on the Stampede Park and in east Victoria Park — the three-firm design team will begin design immediately.

“We’re honored to partner with CMLC and the Calgary Stampede on a project that has such a rich history of bringing people together for unforgettable experiences,” says Michael Lockwood, senior principal at Populous. “With our background in convention centre design, Populous will help expand not only a marquee events facility, but also expand and grow the whole guest experience in and around Stampede Park. Our design solutions for this complex urban convention centre expansion will help usher an exciting new future where residents and international event attendees co-exist daily in a dynamic and burgeoning culture and entertainment district.”

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

About Populous

Populous is a global architecture and design firm that designs the places where people love to be together, like Yankee Stadium, the London Olympics, and the Super Bowl. Over the last 36 years, the firm has designed more than 3,000 projects worth $40 billion across the world’s top cities, including working with more than 50 convention center clients over the last 20 years. Designs for places like ICC Sydney, Los Angeles Convention Center, Anaheim Convention Center and George R Brown Convention Center create emotional connections between people and the civic, sports and entertainment places and events they love best. Recognized as an industry leader in master planning and design of convention and exhibition facilities, Populous approaches convention center design from the viewpoint that our work should enable your business. Recognizing these buildings are intended to sell, Populous looks for ways to maximize operational efficiencies, connect guests with the city, and enhance the customer experience. Populous has 14 offices on four continents with regional centers in Kansas City, London and Brisbane. For more information visit www.populous.com or follow @Populous on Twitter.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward looking statements are provided herein for the purpose of giving information about the proposed contract referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Danny Craig	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: 949-923-6085	Ph: 780-969-2018
danny.craig@stantec.com	cora.klein@stantec.com

Design with community in mind